Filed by Andeavor
(Commission File No. 001-03473)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Andeavor
(Commission File No. 001-03473)

The following updated questions and answers were made available to Andeavor employees.

June 11, 2018
Questions and Answers

Understandably, there are many questions regarding the transaction and integration planning process. Although not all questions can be answered at this point, a compilation of questions and answers has been posted for your information. Integration Planning is well underway, and new Q&As will be provided as planning progresses.

About Marathon Petroleum
Who is Marathon Petroleum?
Marathon Petroleum is the nation's second-largest refiner, with a crude oil refining capacity of approximately 1.9 million barrels per calendar day in its six-refinery system. Marathon brand gasoline is sold through approximately 5,600 independently owned retail outlets across 20 states and the District of Columbia. In addition, Speedway LLC, an MPC subsidiary, owns and operates the nation's second-largest convenience store chain, with approximately 2,740 convenience stores in 21 states. Through subsidiaries, MPC owns the general partner of MPLX LP, a midstream master limited partnership. Primarily through MPLX, MPC owns, leases or has ownership interests in approximately 10,800 miles of crude oil and light product pipelines. Also through MPLX, MPC has ownership interests in gathering and processing facilities with approximately 5.9 billion cubic feet per day of gathering capacity, 8.4 billion cubic feet per day of natural gas processing capacity and 610,000 barrels per day of fractionation capacity. MPC's fully integrated system provides operational flexibility to move crude oil, NGLs, feedstocks and petroleum-related products efficiently through the company's distribution network and midstream service businesses in the Midwest, Northeast, East Coast, Southeast and Gulf Coast regions.

How long has Marathon Petroleum been in operation?
Marathon Petroleum is a 131-year-old company. It started out in 1887 as the Ohio Oil Company in Lima, Ohio, by a group of wildcatters who joined forces to battle the dominance of Standard Oil Company, owned by John D. Rockefeller.

What are Marathon Petroleum’s Corporate Values?
Marathon’s Corporate Values are Health and Safety, Environmental Stewardship, Integrity, Corporate Citizenship, and Diversity and Inclusion.

Integration Planning
What is the approach to integration planning?
The Integration Project Management Office (IPMO) has been established, with workstream leads representing the businesses and support functions now in place. Marathon Petroleum has established a mirrored structure, and both companies are taking a multi-team approach toward integration planning to thoughtfully and methodically address the many elements and interdependencies. The IPMO is responsible for identifying functional gaps that will need to be addressed in the new organizational structure, as well as process and system design.

Who is leading integration planning efforts from each company?
Andeavor’s leads include Mike Morrison, SVP Marketing, as Integration PMO Executive Lead and Louie Rubiola as Planning Lead. Marathon representatives include Don Templin, President of MPC, who is the Executive Sponsor and Lisa Wilson, Integration Planning Lead.

How do we operate between now - integration planning - and the final acquisition?
There are no immediate changes to our day-to-day operations, and we continue to operate as separate companies. Our priority is to deliver our 2018 Business Plan.

Merger-general	Why is Andeavor combining with Marathon Petroleum?
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This transaction will combine our business with Marathon Petroleum’s complementary geographic footprint and operations to create the premier, integrated marketing, logistics and refining company with national reach.

	●	The combination provides an even greater opportunity to create value for our many stakeholders.
Why is this good for Andeavor employees?
	●	Andeavor and Marathon Petroleum operate two very complementary businesses with a shared commitment to our exceptional teams and continued investment in our assets.
	●	Andeavor and Marathon Petroleum share a commitment to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity.
When will the transaction be complete? We expect the transaction to close in the second half of 2018, subject to customary closing conditions, including regulatory and shareholder approvals.
Why are we doing this right after the Western deal and company identity changes?
	●	We are proud of the work that has gone into creating Andeavor and how the Andeavor identity represents the company we’ve become.
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The spirit behind Andeavor will continue to provide inspiration as we go forward, and many of the opportunities that led us to create Andeavor will continue to be opportunities for the combined company.

	●	Many of our integration efforts related to the Western Refining acquisition will continue.
	●	We believe this combination brings substantial benefits to our stakeholders and that it is the right time for this strategic combination with Marathon Petroleum.

Are the strategies of the two companies similar?
Andeavor and Marathon Petroleum share a commitment to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity. Both companies are committed to an integrated business model that, when combined, will form the premier integrated marketing, logistics and refining company in the United States.

How much of the new company’s focus and culture will come from Andeavor?
Andeavor and Marathon Petroleum share a commitment to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity. Both companies are committed to an integrated business model that, when combined, will form the premier integrated marketing, logistics and refining company in the United States.

Will Marathon Petroleum honor Andeavor’s commitments to external parties, such as Union agreements, local councils, charities, and government agencies?
The combined company will remain committed to a positive relationship with its unions and regulators and to being an active member of its communities.

Do we anticipate any issues in getting government approval?
Marathon Petroleum and Andeavor have completed the submission of their pre-merger notification filings under the Hart-Scott-Rodino Act and have also submitted applications for approval of the merger to the Competition Bureau of Canada. The parties continue to expect the transaction to close in the second half of 2018, subject to customary closing conditions including regulatory and shareholder approvals.

I am a shareholder/unitholder in the Company, how will my investments be impacted?
Andeavor shareholders will elect to receive either $152.27 in cash or 1.87 shares of Marathon Petroleum stock for each share of Andeavor stock, representing a 24.4% premium as of April 27, 2018, subject to proration and allocation whereby shareholders holding approximately 15% of the Andeavor shares will receive cash, and the remainder will receive Marathon Petroleum stock. This transaction structure provides Andeavor shareholders who receive Marathon Petroleum stock with the opportunity to participate in future value creation through their ownership stake of the combined entity.

Merger - timeline	What is the estimated timeline of the deal close? We expect the transaction to close in the second half of 2018, subject to customary closing conditions, including regulatory and shareholder approvals.
Company Structure, Leadership	What will be the leadership of the combined company?
	●	Gary R. Heminger will remain Chairman and Chief Executive Officer of Marathon Petroleum following the closing of the transaction.
	●	Following the closing of the transaction, Greg Goff will be Executive Vice Chairman of the combined company and will be based in San Antonio.
	●	As Executive Vice Chairman, Mr. Goff will provide leadership with respect to the strategy for the combined company.
	●	The combined company’s board will include Mr. Goff and three other members from the current Andeavor board.
Will ExComm stay with the new Company? How soon after close do we expect senior leadership roles to change?
	●	Mr. Goff will become Executive Vice Chairman of the combined company following the closing of the transaction.
	●	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.
Are you going to merge the MLPs? Structural considerations of the MLPs will be evaluated post-closing.
We have varying marketing models between the two companies. What’s going to change?

	●	This strategic combination creates the opportunity for brand consolidation in our Marketing/Retail business to achieve certain synergies.
	●	However, it is very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.
Where can we get more information about Mr. Heminger’s background and experience? Mr. Heminger’s profile is available on the Marathon Petroleum website.
Synergies
What synergies do we expect to realize with the new Company?
The combined company anticipates annual run-rate synergies of at least $1 billion to be achieved within the first three years after the close of the transaction. For more details, you may also refer to the investor presentation (slide 10), which can be found on the Investor Relations website and the Integration Communication homepage.

Purpose	How does this transaction fit with being a purpose-driven company?
	●	Andeavor and Marathon Petroleum share a commitment to the values of safety, diversity and inclusion, environmental stewardship, respect and integrity.
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We are proud of the engagement and energy our people have devoted to our Purpose journey, which has contributed to this opportunity to become the premier marketing, logistics and refining company in the country by combining with Marathon Petroleum.

Current projects/ initiatives	What special projects or initiatives will continue? If you have questions about specific projects you have been working on, please inquire directly with the leadership teams for those projects.
Offices	Will the combined company be headquartered in San Antonio?
	●	The Corporate Headquarters for the combined company will be in Findlay, Ohio.
	●	The combined company will maintain an office in San Antonio.
What are the plans for our office locations or our field locations?
	●	We are very early in the process for Marathon Petroleum to determine the best approach to running our combined operations.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws regarding Andeavor (“ANDV”). These forward-looking statements relate to, among other things, the proposed transaction between ANDV and Marathon Petroleum Corporation (“MPC”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of ANDV and Andeavor Logistics (“ANDX”). In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause ANDV’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between ANDV and MPC and on anticipated terms and timetable; the ability to obtain approval by the stockholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX LP and ANDX; and the factors set forth under the heading “Risk Factors” in ANDV’s Annual Report on Form 10-K for the year ended Dec. 31, 2017 and in the Form S-4 filed by MPC, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

No Offer or Solicitation

This communication relates to a proposed business combination between MPC and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, MPC filed a registration statement on Form S-4 with the SEC on May 29, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/

prospectus will be mailed to stockholders of ANDV. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757.

Participants in the Solicitation Relating to the Merger

MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.